UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

THE SOURCE INTERLINK COMPANIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

836151209

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies, LLC

9130 W. Sunset Blvd

Los Angeles, California 90069

(310) 228-2894

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836151209

1.	Name of Reporting Person AEC Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC, OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 23,605,268 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 23,605,268 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,605,268 (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 45.1% (see Item 5)

14.	Type of Reporting Person OO

CUSIP No. 836151209

1.	Name of Reporting Person Digital On-Demand, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 5,919,700 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 5,919,700 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,919,700 (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3% (see Item 5)

14.	Type of Reporting Person CO

CUSIP No. 836151209

1.	Name of Reporting Person Yucaipa One-Stop Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC, OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,605,268 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 23,605,268 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,605,268 (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 45.1% (see Item 5)

14.	Type of Reporting Person HC, PN

CUSIP No. 836151209

1.	Name of Reporting Person Yucaipa AEC Associates, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC, OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,605,268 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 23,605,268 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,605,268 (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 45.1% (see Item 5)

14.	Type of Reporting Person HC, OO

CUSIP No. 836151209

1.	Name of Reporting Person OA3, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC, OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,605,268 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 23,605,268 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,605,268 (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 45.1% (see Item 5)

14.	Type of Reporting Person HC, OO

CUSIP No. 836151209

1.	Name of Reporting Person Ronald W. Burkle

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC, OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,605,268 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 23,605,268 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,605,268 (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 45.1% (see Item 5)

14.	Type of Reporting Person IN

Item 1.	Security and Issuer.

This Amendment No. 8 to the Statement on Schedule 13D (this “Amendment No. 7”) amends and supplements the Statement on Schedule 13D filed on November 30, 2004, as amended by Amendment No. 1 to the Schedule 13D filed on March 8, 2005, Amendment No. 2 to the Schedule 13D filed on March 3, 2006, Amendment No. 3 to the Schedule 13D filed on November 14, 2006, Amendment No. 4 to the Schedule 13D filed on May 16, 2007, Amendment No. 5 to the Schedule 13D filed on June 11, 2008, Amendment No. 6 to the Schedule 13D filed on June 16, 2008 and Amendment No. 7 to the Schedule 13D filed on July 3, 2008 (the “Schedule 13D”) and relates to the common stock, par value $0.01 per share (the “Common Stock”), of The Source Interlink Companies, Inc., a Missouri corporation (“Source” or the “Issuer”).  The principal executive offices of Source are located at 27500 Riverview Center Blvd., Suite 400, Bonita Springs, Florida 34134.

Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is amended to add the following as the penultimate paragraph thereof:

The total amount of funds required by the Reporting Persons to acquire the shares reported in Item 5(c) of Amendment No. 8 was approximately $1,782,510, which amount was provided in cash from working capital.

Item 4.	Purpose of the Transaction.
Item 4 of the Schedule 13D is amended to add the following to the end of such Item:

The Reporting Persons have acquired the shares reported in Item 5(c) of Amendment No. 8 in open market transactions since July 7, 2008, because, in their opinion, such shares were undervalued by the market at the time they were acquired.

The Reporting Persons intend to review their investment in Source from time to time and, depending upon the price and availability of Source’s common stock, subsequent developments affecting Source, Source’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in Source.

In addition, although the Reporting Persons do not have any current plans other than those outlined in the previous paragraph, the Reporting Persons may in the future exercise any and all of their respective rights as shareholders of Source in a manner consistent with their equity interests. Such actions may involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:

(a)                   As reported by the Reporting Persons in their Schedule 13D, AEC Associates was the direct beneficial owner of 17,685,568 shares of the Common Stock then owned by the Reporting Persons (other than DOD) and DOD was the direct beneficial owner of 5,004,700 shares of the Common Stock then owned by the Reporting Persons.  Subsequently, DOD acquired additional shares of Common Stock as described in more detail below in Item 5(c).  As of the date of this Amendment No. 8, AEC Associates is the direct beneficial owner of 17,685,568 shares of the Common Stock owned by the Reporting Persons (other than DOD), and DOD is the direct beneficial owner of the remaining 5,919,700 shares of Common Stock owned by the Reporting Persons.  Collectively, such 23,605,268 shares represent approximately 45.1% of Source’s outstanding Common Stock, based upon the 52,320,837 shares of Common Stock outstanding as of June 2, 2008, as reported by Source in its Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2008. By virtue of the relationships described under Item 2 of the Schedule 13D, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the shares of Common Stock directly beneficially owned by AEC Associates and DOD.  Each Reporting Person other than AEC Associates and DOD with respect to their respective shares of directly owned Common Stock, disclaims any such ownership (except to the extent of its pecuniary interest therein), and the filing of this Schedule 13D shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.

(c)                   The table below sets forth purchases of the shares of Source’s Common Stock by the Reporting Persons during the last 60 days. All of such purchases were effected by DOD in broker transactions on the Nasdaq National Market.

Transactions Effected by DOD

		Approximate Price
		Per Share ($)
Date	Amount of Shares	(net of commissions)
June 9, 2008	500,000	$1.2491
June 11, 2008	2,025,000	$1.5596
June 12, 2008	935,000	$1.9752
June 13, 2008	431,000	$1.9831
June 16, 2008	155,000	$1.9921
June 19, 2008	115,000	$1.9923
June 20, 2008	66,000	$1.9999
June 23, 2008	75,000	$2.0000
June 24, 2008	75,000	$2.0000
June 25, 2008	6,100	$2.0000
July 1, 2008	53,600	$2.0000
July 2, 2008	500,000	$1.9951
July 3, 2008	68,000	$2.0000
July 7, 2008	500,000	$1.9847
July 9, 2008	415,000	$1.9040

Item 7.	Material Exhibits to be Filed.
Item 7 of the Schedule 13D is amended to add references to new Exhibit 17 as follows:

Exhibit No.	Description of Exhibit

17

Agreement to File Amendment No. 8 to Schedule 13D Jointly, dated July 9, 2008, by and among Digital On-Demand, Inc., AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: July 9, 2008	AEC ASSOCIATES L.L.C.

	By:	Yucaipa One-Stop Partners, L.P.
	Its:	Managing Member

	By:	/s/ Robert P. Bermingham

Name: Robert P. Bermingham
Its: Vice President and Secretary

Dated: July 9, 2008	DIGITAL ON-DEMAND, INC.

	By:	/s/ Steve Mortensen

Name: Steve Mortensen
Its: Chief Financial Officer and Secretary

Dated: July 9, 2008	YUCAIPA ONE-STOP PARTNERS, L.P.

	By:	Yucaipa AEC Associates, L.L.C.
	Its:	General Partner

	By:	/s/ Robert P. Bermingham

Name: Robert P. Bermingham
Its: Vice President and Secretary

Dated: July 9, 2008	YUCAIPA AEC ASSOCIATES, LLC

	By:	OA3, LLC
	Its:	Managing Member

	By:	/s/ Robert P. Bermingham

Name: Robert P. Bermingham
Its: Vice President and Secretary

Dated: July 9, 2008	OA3, LLC

	By:	/s/ Robert P. Bermingham

Name: Robert P. Bermingham
Its: Vice President and Secretary

Dated: July 9, 2008	RONALD W. BURKLE

	By:	/s/ Ronald W. Burkle

Ronald W. Burkle

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1

Agreement and Plan of Merger, dated November 18, 2004, by and among Source Interlink Companies, Inc., Alliance Entertainment Corp. and Alligator Acquisition, LLC incorporated by reference to Exhibit 2.1 of Source’s Current Report on Form 8-K filed with the Securities and Exchange Commission on Wednesday, November 24, 2004.

2

Form of Stockholder’s Agreement by and among Source Interlink Companies, Inc. and AEC Associates, L.L.C., incorporated by reference to Exhibit No. 4 of Schedule 13D filed by Alliance Entertainment Corp., AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, with the Securities and Exchange Commission on Tuesday, November 30, 2004.

3

Agreement to File Amendment No. 1 to Schedule 13D Jointly, dated March 8, 2005, by and among AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).

4	Press Release dated March 2, 2006.

5

Agreement to File Amendment No. 2 to Schedule 13D Jointly, dated November 13, 2006, by and among AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).

6	Consulting Agreement dated February 28, 2005 between the Issuer and Yucaipa, incorporated by reference to Current Report on Form 8-K, as filed with the SEC on March 4, 2005 (File No. 001-13437).

7	Press Release dated November 13, 2006.

8

Agreement to File Amendment No. 3 to Schedule 13D Jointly, dated November 13, 2006, by and among AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).

9

Letter dated May 13, 2007 from The Yucaipa Companies, LLC addressed to Source Interlink Companies, Inc., incorporated by reference to Current Report on Form 8-K, as filed with the SEC on May 14, 2007 (File No. 001-13437).

10

Lock Up Agreement dated May 13, 2007 between AEC Associates, LLC and Source Interlink Companies, Inc., incorporated by reference to Current Report on Form 8-K, as filed with the SEC on May 14, 2007 (File No. 001-13437).

11

Letter of Intent dated May 14, 2007 between The Yucaipa Companies, LLC and Source Interlink Companies, Inc., incorporated by reference to Current Report on Form 8-K, as filed with the SEC on May 14, 2007 (File No. 001-13437).

12	Press Release of Source Interlink Companies, Inc. dated May 14, 2007, incorporated by reference to Current Report on Form 8-K, as filed with the SEC on May 14, 2007 (File No. 001-13437).

13

Agreement to File Amendment No. 4 to Schedule 13D Jointly, dated May 14, 2007, by and among AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).

14

Agreement to File Amendment No. 5 to Schedule 13D Jointly, dated June 11, 2008, by and among Digital On-Demand, Inc., AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).

15

Agreement to File Amendment No. 6 to Schedule 13D Jointly, dated June 16, 2008, by and among Digital On-Demand, Inc., AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).

16

Agreement to File Amendment No. 7 to Schedule 13D Jointly, dated July 3, 2008, by and among Digital On-Demand, Inc., AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).

17

Agreement to File Amendment No. 8 to Schedule 13D Jointly, dated July 9, 2008, by and among Digital On-Demand, Inc., AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).